Mail Stop 3561



								March 6, 2006


Don K. Rice
Chairman of the Board
Ascend Acquisition Corp.
435 Devon Park Drive
Building 400
Wayne, PA  19087

RE:	Ascend Acquisition Corp.
	Registration Statement on Form S-1
	Filed February 3, 2006
      File No. 333-131529

Dear Mr. Rice:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has no objections regarding the underwriting compensation arrangements in this offering. Prospectus Cover Page
2. The 208,334 units to be sold to Don K. Rice are registered for resale. Please include them as a line item at the top of the prospectus cover.
3. Please reconcile the proceeds of $19,110,000 and $19,360,004 at the bottom of the cover page.
4. Please reconcile the proceeds to the company of $5.46 with Item
1.1 of the underwriting agreement.

Prospectus Summary, page 2
5. We note your disclosure that you will "explore opportunities in international markets that are attractive." Please disclose the criteria you will use to determine whether an international market meets such standard.

The Offering, page 3
6. We note your disclosure that the warrants underlying the insider units you plan to sell will be exercisable on a cashless basis and that the insider units will not be placed in escrow. Please disclose the reasons for providing for such a cashless exercise and not requiring the shares underlying the Insider Units to be placed in escrow. Additionally, please affirmatively disclose whether warrants will be exercisable by insiders prior to the consummation of a business transaction in cases where the company has not called for redemption.
7. Additionally, please disclose in this section and elsewhere as appropriate the conflicts of interest that result from Mr. Rice`s ability to influence the timing of warrant redemption as CEO in light of his ability to exercise his insider warrants on a cashless basis.

Summary Financial Data, page 8
8. We note your disclosure that it is your understanding and intention in every case to structure and consummate a business combination in which "up to" approximately 19.99% of the public stockholders may exercise their conversion rights and a business combination will still go forward. Please provide the staff with a legal analysis with respect to your ability to structure such a transaction, as it appears that Paragraphs A and B to Article Fifth of your Amended and Restated Articles of Incorporation would require you to provide for 19.99% conversion in connection with every business combination structured.
Risk Factors, page 9
9. Please revise your first paragraph to indicate that you discuss all material risks in this section.
10. We note the statement in risk factor nine that certain officers and advisors "`may`" have conflicts of interest in determining to which entity a particular business opportunity may be presented." It would appear from the discussion that follows that such individuals do in fact have conflicts. Please reconcile.

Management, page 36

Directors and Executive Officers, page 36
11. It appears that Russell C. Ball III is a director of United America Indemnity, Ltd., which is not listed in this section. If correct, please disclose the directorship or advise why the disclosure is unnecessary. Additionally, please confirm that you have disclosed all other outside officer positions and directorships for your officers and directors.
12. Please include the age of Arthur Spector.

Conflicts of interest, page 40
13. Please explain whether the officers` agreement to present business opportunities to you first is written or oral. If written, please file the agreement.

Exhibits
14. We note Article Sixth of your Certificate of Incorporation which states "provisions (A) through (E) [the business combination procedures] ... may not be amended during the "Target Business Acquisition Period." Please provide a legal analysis of whether the provision itself is, as well as whether an amendment to the provision would be valid, under Delaware law. Please also provide disclosure in an appropriate location in the S-1 regarding this provision.

Part II -Item 15: Recent Sales of Unregistered Securities, page
II-4
15. Please include the private placement of 208,334 units to Don
K.
Rice which will take place concurrent with this offering.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      You may contact Brian Bhandari at (202) 551-3390 or Hugh
West
at (202) 551-3872 if you have questions regarding the financial statements and related matters. Questions on other disclosure issues may be directed to Ron Alper at (202) 551-3329 or John Zitko at
(202)
551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	David Alan Miller, Esq. (by facsimile)
      212-818-8881
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Don K. Rice
Ascend Acquisition Corp.
March 6, 2006
Page 1